EXHIBIT 2







         NEWS RELEASE
         EATON CORPORATION
         Eaton Center
         Cleveland, OH  44114-2584
         216/523-5000

         DATE      March 13, 1996

         CONTACT   Renald M. Romain (216) 523-4736   - Media
                   William E. Hartman (216) 523-4501 - Financial
                   Community

         FOR RELEASE    IMMEDIATELY

         EATON CORPORATION PROPOSES TO ACQUIRE CAPCO
         FOR $11 PER SHARE


         CLEVELAND, OH....Eaton Corporation announced today that it has sent a letter to the Chairman and to the Board of Directors of CAPCO Automotive Products Corporation proposing to acquire all of the outstanding shares of CAPCO for $11 a share in cash, about a 55 percent premium over the average closing price of the past 30 trading days. Eaton currently owns approximately
         7.3 percent of CAPCO's outstanding shares.

         CAPCO manufactures medium duty truck transmissions at its facility near Sao Paulo, Brazil. The company has about 2,400 employees and had sales of $176 million in 1995.

         In explaining the strategic logic of a combination between the two companies, Eaton's Chairman and CEO, Stephen R. Hardis, cited:

              - The ideal business fit of the two companies from the standpoint of product lines, manufacturing capability and geographic coverage. He also cited developments in the worldwide motor vehicle industry, in which auto manufacturers are increasingly seeking suppliers capable of partnering on a worldwide basis, as a significant factor;

              - The long and successful working history between the two companies, noting that sales to Eaton account for 40 percent of CAPCO's annual revenues;

              -    The quality of CAPCO's management; and,

              - The significance of Brazil and Latin America as key markets for Eaton's products.

         Under the proposal, CAPCO would become part of Eaton's Truck Components business, headed by Senior Vice President Thomas W. O'Boyle, and all CAPCO management would be given the opportunity to continue in their current positions.

         Hardis noted Eaton's strong desire to complete the acquisition. He indicated that the two companies had been engaged in discussion since last November, but that CAPCO's Board recently refused to allow Eaton to continue these discussions. As a result, Eaton has decided to publicly announce its proposal and is providing CAPCO notice that it is nominating a full slate for election as directors at CAPCO's May 14, 1996 annual meeting.

         The complete text of Hardis' letter to CAPCO Chairman F. Edmir Bertolaccini follows:







         "March 13, 1996


         "Mr. F. Edmir Bertolaccini
         Chairman and Chief Executive Officer
         CAPCO Automatic Products Corporation
         Rua Clark 2061
         P.O. Box 304
         13279-400 Valinhos
         Sao Paulo, Brazil

         "Dear Mr. Bertolaccini

         "As you are aware, we have expressed to you on a number of occasions over the past several months Eaton Corporation's strong interest in acquiring CAPCO Automotive Products Corporation. The logic of such a business combination is compelling.

         "First, Eaton and CAPCO present an excellent business fit from the standpoint of product lines, manufacturing capability, geographic coverage, and developments in the worldwide motor vehicle industry. Vehicle manufacturers are increasingly seeking Tier 1 suppliers capable of partnering with the OEMs to provide products and services on a worldwide basis. Even suppliers such as CAPCO, with your excellent regional manufacturing base and talented management, will be at a serious and increasing disadvantage as the trend to global consolidation continues. Combined with Eaton, however, CAPCO would have access to the resources, scale and global automotive presence necessary to succeed in an era of increasingly pervasive global competition. Together, we could realize significant opportunities for expansion within Brazil, in the rest of the Mercosul trade area, and throughout the world.

         "Second, our companies have had a long history of working together successfully. CAPCO's sales to Eaton as contract manufacturer of medium duty mechanical transmissions under our sales and technology licensing arrangements represent approximately 40% of CAPCO's revenues. CAPCO has been an excellent supplier to Eaton and, we trust, it has been a successful relationship for you as well. The relationship has been well-suited to address the marketplace of the past ten years.

         "Moving forward, Eaton believes there are significant advantages to our having control of all of the elements required for competitive success in this important product line. We believe that the best approach to take full advantage of the new opportunities for the business in the industrializing world is to combine our technological and manufacturing capabilities and focus our joint resources on the worldwide market potential.

         "Third, Eaton and CAPCO are an extraordinarily good fit from the perspectives of management and business philosophy. We share a common heritage of operating excellence. Your management has performed extremely well in meeting the varied and difficult challenges facing your business -- whether due to the cyclicality of the automotive business, the special circumstances of operating in Brazil, or the loss of revenues associated with cessation of Chevette production. You and your management team have shown resourcefulness and creativity in meeting these and other challenges, and have compiled a track record of performance of which you can be justifiably proud.
         As we have tried to make clear, the quality of CAPCO's management and employees is a major part of Eaton's interest in the company.

         "Our sales in Brazil last year reached about $200 million. Brazil is a market of strategic importance to Eaton, both as a production source to satisfy worldwide demand and as a growing market for our products. Together,









         sales of Eaton and CAPCO this year could reach well over $300 million. Combined, our businesses would provide an extraordinary foundation for profitable growth in Brazil and Latin America.

         "As you know, Eaton strongly desires to complete a negotiated merger with CAPCO. Such a merger will provide great benefits for both of our businesses, our employees, our customers and suppliers, and the communities that we serve.

         "Therefore, I am making the following proposal which has been approved by the Board of Directors of Eaton and is hereby submitted to the Board of Directors of CAPCO.

              "1 - PRICE. We propose to acquire CAPCO in a transaction in which all shareholders will receive $11 per share in cash. We believe that $11 per share is a compelling price, representing about a 55% premium above the average closing price of the past 30 trading days. It fairly reflects the benefits we envision from the combination of our businesses, and will be financed from available internal cash sources. The transaction we are proposing has no significant contingencies and can be completed very quickly.

              "2 - CONTINUITY OF MANAGEMENT. We propose to offer all of CAPCO's management the opportunity to continue in their current positions, consistent with the discussions between our companies.

         "We strongly desire the support of CAPCO's management in this matter and hope that our proposal will receive the prompt approval of CAPCO's Board of Directors. Of course, we would expect CAPCO to remain exempt from Michigan's anti-takeover statutes and to render its 'Shareholder Rights Plan' inapplicable to this transaction.

         "After several months of cordial discussions concerning a negotiated acquisition, we are extremely disappointed by the recent refusal of your Board to allow Eaton to continue these discussions with you. This is particularly so in light of our repeatedly expressed willingness to negotiate terms of a business combination which are mutually beneficial to your shareholders and ours.

         "Thus, we have been left without any reasonable option other than to proceed as we are now doing. Accordingly, we are today announcing our proposal publicly so that all shareholders of CAPCO are made aware of it. In addition, we will shortly be providing you notice nominating a full slate for election as CAPCO directors at CAPCO's May 14, 1996 annual meeting of shareholders. You should also know that Eaton now owns ap-proximately 7.3% of the outstanding common stock of CAPCO Automotive Products Corporation. While we would very much prefer to negotiate a merger supported by your Board, we reserve the right to go directly to your shareholders with a cash offer for CAPCO.

         "Our objective is to work with you in a professional and constructive manner to complete this transaction so that its full potential can be realized and the best interests of all of our shareholders can be served. I am available to discuss these important matters with you at any time. Clearly, this situation has the highest priority for all of us at Eaton, and we look forward to hearing from you soon.

         "Sincerely,
         /s/ Stephen R. Hardis
         Stephen R. Hardis
         Chairman and Chief Executive Officer

         xc:  Board of Directors of CAPCO Automotive Products
         Corporation"









         Eaton Corporation is a global manufacturer of highly engineered products which serve vehicle, industrial, construction, commercial and aerospace markets. Principal products include truck transmissions and axles, engine components, hydraulic products, electrical power distribution and control equipment, ion implanters and a wide variety of controls. Headquartered in Cleveland, the company has 52,000 employees and 150 manufacturing sites in 23 countries around the world. Sales for 1995 were $6.8 billion.













































                                       -4-